Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Don E. Felice Admitted in Pennsylvania, New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial (215) 772-7385 dfelice@mmwr.com

May 6, 2011

Mr.  Vince DiStefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
Rochdale Investment Trust, Rochdale Alternative Total Return Fund, LLC,
Rochdale Core Alternative Strategies Fund, LLC, Rochdale Core Alternative Strategies Fund TEI, LLC,
Rochdale Core Alternative Strategies Master Fund, LLC, Rochdale Structured
Claims Fixed Income Fund, LLC (collectively, “Registrants”)

Dear Mr. DiStefano:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our telephone conversation of May 3, 2011 with respect to Registrants’ Preliminary Proxy Statement filed on April 28, 2011.

For your convenience, we have summarized our understanding of the Staff Comment in bold typeface and set forth our response in the following italicized text.

1.
In the “Client’s Frequently Asked Questions” section, you noted that you felt that the “EM” and “HY” acronyms for “emerging market” and “high yield,” respectively, were potentially confusing, especially when used together as in “EM HY” and asked that they be removed.

Response: Registrants will amend the disclosure as requested.

2.	In the “Client’s Frequently Asked Questions” section, in the last paragraph of question 3, you asked that the second sentence be deleted.

Response: Registrants will amend the disclosure as requested.

3.	In the “Client’s Frequently Asked Questions” section, in the bullet point answers to the first question in the “Q&A,” you asked that the second and third bullet points be deleted.

Rochdale Fund Complex Proxy Statement
May 6, 2011

Response:  Registrants will amend the third bullet point to state that “Rochdale believes that adding emerging markets credits will capture a secular, multi-year trend for emerging markets credit that has the potential to enhance returns to FIOP shareholders over time.”

Registrants will amend the third bullet point to state that “Rochdale anticipates that emerging markets sovereign and corporate credit quality is likely to improve over the coming years.”

4.	In the “Client’s Frequently Asked Questions” section, with respect to the bullet point answers to the second question in the “Q&A,” you offered the following comments:

•	In the first bullet point you asked that Registrants define “relevant periods.”

Response:  Registrants will amend the disclosure as requested.

•
In the third bullet point you asked for clarification as to what is meant by saying that the correlation between emerging markets and US high yield credit “are not that high” and also noted that you believed that such markets do correlate.

Response:  Registrants will delete the bullet point.

•	You requested that the fifth bullet point be re-worded in “Plain English.”

Response:  Registrants will amend the disclosure as requested.

•	You requested that the sixth bullet point be deleted.

Response:  Registrants will amend the disclosure to state that “Exposure to emerging market high yield securities has the potential to help the Portfolio generate higher absolute and risk-adjusted returns.”

•	You requested that the last bullet point in this section be deleted.

Response:  Registrants will amend the disclosure to state that “Emerging markets high yield securities have a higher expected default rate, however, it is Rochdale’s belief that the higher yields generally available from such instruments are likely to offset the higher default rates.”

5.	In the Summary related to Proposal 1, you requested additional disclosure regarding Mr. D’Alessandro’s specific qualifications and skills which led the Board to nominate him.

Rochdale Fund Complex Proxy Statement
May 6, 2011

Response:	Registrants will amend the disclosure as requested.

6.
In the tables providing biographical information regarding the current Trustees and the nominee, you requested that the header in the last column note that the information presented is limited to the past five years.

Response:	Registrants will amend the disclosure as requested.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 772-7385.

Very truly yours,

/s/ Don E. Felice
Don E. Felice